# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollo Global Management, Inc., CIK 0001858681
CUSIP: 03769M106
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 04/14/2025
Amends the filing with accession number 0000950142-25-000169
Filed by CIK 0001032666
Persons authorized to receive notices and communications: Leon D. Black, c/o Elysium Management LLC, 445 Park Avenue, Suite 1401, New York, New York (NY), 10022, (646) 589-8607

## Reporting persons
- BLACK, LEON D (CIK 0001032666): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 33,997,048; shared voting power 5,500,000; sole dispositive power 33,997,048; shared dispositive power 5,500,000; aggregate amount beneficially owned 39,497,048 (6.9% of the class)
  Comment: Based on 570,480,465 shares of common stock, par value $0.00001 per share, of Apollo Global Management, Inc. (the "Issuer") issued and outstanding as of February 19, 2025, as reported in the Issuer's Annual Report on Form 10-K filed on February 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.00001 per share
Name of issuer: Apollo Global Management, Inc.
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Comment: This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Mr. Leon D. Black (the "Reporting Person"), relating to the shares of the common stock, par value $0.00001 per share ("Common Stock"), of Apollo Global Management, Inc., a Delaware corporation (the "Issuer") on January 11, 2022, as amended by Amendment No. 1 thereto filed with the Commission on May 27, 2022, Amendment No. 2 thereto filed with the Commission on August 16, 2022, Amendment No. 3 thereto filed with the Commission on February 16, 2024, Amendment No. 4 thereto filed with the Commission on May 10, 2024, Amendment No. 5 thereto filed with the Commission on October 28, 2024 and Amendment No. 6 thereto filed with the Commission on January 22, 2025 (as so amended, the "Schedule 13D"). This Amendment No. 7 is being filed to update the disclosure in Items 4 and 6. The Schedule 13D is hereby amended as follows:

## Item 4. Purpose of Transaction
Purpose of transaction: The Voting Agreement dated as of August 6, 2021 by and between Leon D. Black and BRH Holdings GP, Ltd., was terminated on April 14, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Reference to percentage ownership of the Common Stock in this Schedule 13D are based on 570,480,465 shares of Common Stock, issued and outstanding as of February 19, 2025, as reported in the Issuer's Annual Report on Form 10-K filed on February 24, 2025.

(a) and (b) As of the date of this Schedule 13D, Mr. Black is the beneficial owner of 39,497,048 shares of Common Stock (approximately 6.9% of the Common Stock), 33,997,048 of which he holds directly, and 5,500,000 of which are held by his spouse. Mr. Black has sole voting and sole dispositive power with respect to the shares he holds directly, and shares voting and dispositive power over the shares held by his spouse. By virtue of the agreements made pursuant to 6.9 of the Stockholders Agreement, the parties thereto, including the Reporting Person, may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. According to public filings, the parties to the Stockholders Agreement, as a group, beneficially own an aggregate of 148,041,679 shares of Common Stock (approximately 26.0% of the Common Stock). The Reporting Person disclaims beneficial ownership of any securities owned by such other parties. Only the shares of Common Stock beneficially owned by the Reporting Person are the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other parties to the Stockholders Agreement, see Item 4.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: See Schedule 5(c).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of the date of this Amendment No. 7, a total of 22,550,000 shares of Common Stock beneficially owned by the Reporting Person are held in one or more margin accounts subject to a standard margin loan arrangement. The Reporting Person does not have any current intention to sell any of such shares.

## Signatures
- BLACK, LEON D: /s/ Leon D. Black, Leon D. Black (04/16/2025)
Comment: Schedule 5(c): As previously reported on Form 4, on April 4, 2025, the Reporting Person sold 607,725 shares to LB GST 2018 Trust at a price of $111.395 per share.